UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [January] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ( ✓ )        No        Form 40-F  (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (    )        No  ( ✓ )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated January 16, 2007. Attached is English language version of the notice.

The following table sets forth the summary of the decision on investment in SOFTFORUM Co., Ltd.

1. Details of issuing company		Name of company	SOFTFORUM Co., Ltd.	Representative	Kim Sang-Cheol, Johnson Yoon

		Capital Stock (KRW)	2,960,000,000	Total number of outstanding Shares	5,920,000

		Relationship to company Main Business	Non-related company R&D and selling of software related PKI based security solution business

2. Details of acquisition	Number of shares to be acquired	243,331
	Acquisition Amount (KRW)	661,860,320
	Equity Capital (KRW)	122,862,217,692
	Ratio to Equity Capital (%)	0.54
	Applicability of Large- scale Corporation	No

3. Number of shares held and shareholding ratio after Acquisition		Number of Shares Held		243,331
		Shareholding Ratio		2.06

4. Acquisition method		Participation to the rights issue

5. Purpose of acquisition		Taking profit from general investment

6. Sheduled acquisition date		January 31, 2007

7. Date of Board of directors’ resolution (Decision date)		January 16, 2007

-Attendance of outside directors	Present (No)	3
	Absent (No)	0

-Attendance of auditors (members of Audit Committee)		Present

8. Other reference concerning investment decisions		- Capital stock and total number of outstanding shares of issuing company above mentioned is as of September 30, 2006. Relevant Disclosure: -

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[Condensed Financial Statement of Issuing Company]

(Unit: million KRW)

Type	Total Assets	Total Liabilities	Total Shareholders’ Equity	Capital Stock	Sales	Net Income
FY 2005	55,196	15,472	39,724	1,977	12,706	292
FY 2004	34,889	8,525	26,364	4,010	16,704	-6,321
FY 2003	43,608	10,984	32,624	4,010	17,241	-2,923

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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